BAP Acquisition Corp.


Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Recapitalization

	Effective November 21, 1995, pursuant to the terms and conditions of an Agreement and Plan of Reorganization by and between BAP Acquisition Corp. (the Company) and Ricketts Enterprises International, Inc. (REI), REI became a wholly owned subsidiary of the Company. The transaction was accounted for as a recapitalization, resulting in the historical operations of REI being treated as the historical operations of the Company. Prior to the recapitalization, the Company had not engaged in any form of business activity and as a result, had no operating history. Subsequent to the recapitalization, the principal business activities of the Company were carried out through its wholly-owned subsidiary, REI. All discussions below concerning the Company prior to the recapitalization relate to and reflect the operations of REI only.

Revenue Sources

	The company generates revenue primarily from the rental of residential property, representing approximately 65% of total revenues and real estate management services, representing approximately 30% of total revenues. The Company plans to increase revenues by acquiring existing and/or developing new residential properties and commercial real estate.

Financial Condition and Liquidity

	The Company's long-term debt to capital (long-term debt and stockholders' equity) ratio at December 31, 1997 and 1996 was 51.9% and 49.9%, respectively.

The Company's source of working capital is from rental operating activities and capital contributions from stockholders. The Company has not borrowed any moneys from financial institutions for working capital needs. All debt of the Company is from first mortgages on the income producing properties acquired as a result of the recapitalization of REI.

Net cash provided by operating activities for 1997 was $16,300 compared to $17,788 and negative $22,116 in 1996 and 1995, respectively. The negative cash flow for 1995 was primarily due to payment of current liabilities accrued in 1994.

Management of the Company believes that there are no commitments, uncertainties, or contingent liabilities that will have a materially adverse effect on the consolidated financial position or results of operations of the Company.

Capital Expenditures and Financing Requirements

	Capital expenditures during 1997 totaled $4,204, which were for purchases of office equipment and furniture, compared to $1,046 and $1,006 in 1996 and 1995, respectively, which were also for purchases of office equipment and furniture. There were no real property acquisitions or investments thereof.

	The Company currently has an agreement represented by a Letter of Intent dated January 15, 1996 to purchase 26 residential rental properties and one commercial office property from Garfield Ricketts, a majority stockholder. Total purchase price of the 27 properties per the agreement is $2,482,800, based on the lower of cost or market value of the properties. Market value was determined based on Multiple Listing Service's market analysis, which tracks sales prices of comparable properties within the area. Terms of the agreement require the Company to assume, refinance, or pay off the balance due on the first mortgages on the properties in the amount of $1,322,102 as of December 31, 1997, less any debt reduction since that date, and pay the balance of the purchase price as of January 15, 1996 to Garfield Ricketts in cash or other form of payment acceptable to him. All properties to be acquired will be subject to a current appraisal; purchase price will be amended accordingly for any material changes in value of the properties before proceeding with the terms of the agreement.

The Company will require funds to acquire additional income producing properties and/or real estate related entities and also to cover the legal and accounting costs of meeting its reporting obligations under the Securities Exchange Act. The Company will seek to borrow funds from financial institutions or raise money through the offering of its common stock in order to acquire the 27 properties represented by the agreement and Letter of Intent described above. Management believes that the Company can continue to operate and meet its obligations via working capital from operating and financing activities. Management is of the opinion that inflation has not and will not have a material effect on the operations of the Company.


Results of Operations

	The following table sets forth for the periods indicated, the percentages which selected items in the Company's Statements of Operations bear to total revenues:



						     Year
					       Ended December 31
					      1997     1996    1995
Revenues:                                    -------  ------- -------

Rental Income                                  69.5%   63.5%   46.6%
Management Services                            30.2%   27.9%   50.1%
Commissions                                     ---     8.0%    2.8%
Interest and Other                               .3%     .6%     .5%
					     -------  ------- -------
Total Revenues                                100.0%  100.0%  100.0%

Expenses:

	Direct Expenses:
Depreciation and Amortization                   21.5%   19.0%   29.1%
Interest                                        17.9%   17.1%   14.5%
Real Estate Taxes                               11.1%    9.8%    3.0%
Repairs & Maintenance                           11.5%    6.9%   11.4%
Utilities                                        5.9%    4.3%    2.3%
Insurance                                        7.2%    4.1%    1.0%
Other Direct Expenses                            1.0%    4.0%   16.2%
					      -------- ------- -------
     Total Direct Expenses                       76.1%  65.2%   77.5%

	General and Administrative Expenses:
Office Occupancy Expense                         11.5%   11.6%   21.8%
Office Supplies & Expense                         4.3%    5.0%   11.3%
Professional Fees                                11.1%    2.2%    1.6%
Telephone                                         5.0%    4.1%    5.9%
Dues & Subscriptions                              5.2%    3.9%    6.5%
Travel & Entertainment                            1.2%    1.4%    2.1%
Other Administrative Expenses                     3.9%    2.7%    2.6%
						 -------- ------ ------
     Total General & Administrative Expenses      42.2%   30.9%   51.8%
						 -------- ------ ------
     Total Expenses                              118.3%   96.1%  129.3%
						 -------- ------ ------
Income (Loss) Before Taxes                      (18.3)%    3.9% (29.3)%

Provision for Income Taxes                         ---     1.4%    ---

Net Income (Loss)                                (18.3)%   2.5% (29.3)%


Year Ended December 31, 1997 Compared With Year Ended December 31, 1996

Net Income (Loss)
	The Company reported a net loss of $15,078 in 1997 compared to net income of $2,314 in 1996. The reason for the loss in 1997 is twofold. First, the Company no longer received commission revenues from an outside broker, thereby reducing total revenues. Second, general and administrative expenses increased due to the accounting costs of meeting reporting obligations under the Securities Exchange Act.

 Revenues
Total revenues for 1997 decreased by $10,711 (11.5%) to $82,122 from $92,833 for 1996. The decrease is due to the fact that the Company no longer receives commission revenues from an outside real estate broker.

  Direct Expenses
Direct expenses for 1997 increased by $1,994 (3.3%) to $62,542 (76.1% of total revenues) from $60,548 (65.2% of total revenues) for 1996. The increase is due primarily to interior maintenance of the rental properties performed during 1997.

  General and Administrative Expenses
General and administrative expenses for 1997 increased by $5,994 (20.9%) to $34,658 (42.2% of total revenues) from $28,664 (30.9% of total revenues) for 1996. The increase is due primarily to the accounting fees that the Company incurred to meet its reporting obligations under the Securities Exchange Act.

  Income Taxes
There was no provision for Federal Income Tax for 1997 because the Company was operating at a loss. The provision for income taxes for 1996 is based on an effective tax rate of 15%.

Year Ended December 31, 1996 Compared With Year Ended December 31, 1995

  Net Income (Loss)
	The Company reported net income of $2,314 in 1996 compared to a net loss of $17,377 in 1995. The loss in 1995 is attributable to the fact that after the recapitalization of REI in November 1995, the operating revenues received from the acquired rental properties were not sufficient to cover both the direct expenses of those rental properties and the general and administrative expenses of the Company. Also, general and administrative expenses were higher as a percentage of total revenues in 1995, because of the recapitalization of REI, as shown in the above table. In 1996, the Company was able to control costs and create positive net operating income.

  Revenues
Total revenues for 1996 increased by $33,557 (56.6%) to $92,833 from $59,276 for 1995. The increase is the result of the recapitalization of REI and the acquisition of income producing properties.

  Direct Expenses
Direct expenses for 1996 increased by $14,600 to $60,548 (65.2% of total revenues) from $45,948 (77.5% of total revenues) for 1995. The dollar amount of direct expenses increased due to the acquisition of income producing properties with the recapitalization of REI in November 1995. The direct expenses decreased as a percentage of total revenues by 12.3% from 77.5% to 65.2% because the revenues from the acquired properties increased by a greater percentage than their related expenses due to the timing of the recapitalization and the related expenses incurred.

  General and Administrative Expenses
General and administrative expenses for 1996 decreased by $2,033 (6.6%) to $28,664 (30.9% of total revenues) from $30,697 (51.8% of total revenues) for 1995. This represents a decrease in general and administrative expenses as a percentage of total revenues of 20.9% from 51.8% to 30.9%. This decrease is attributed to the fact that the Company was able to control its general and administrative costs and recognize some economy of scale since the acquisition of income producing properties from the recapitalization of REI in November 1995.

  Income Taxes
The provision for income taxes for 1996 is based on an effective tax rate of 15%. The provision for income taxes for 1995 represents Florida State Tax, as an S-Corporation.